INTL FCStone®

Commodities Global Payments Foreign Exchange Securities

2019 | ANNUAL REPORT



INTL FCStone Inc. connects our clients with the global markets across asset classes -- providing execution, post-trade settlement, clearing and custody. Clients use our financial platform, our market intelligence and our high-touch service to hedge their risk, seek out trading opportunities, make investments efficiently, and improve their businesses.

OPERATING REVENUES (in millions)


2019 $1,106.1
2018 $975.8
2017 $784.0
2016 $671.0
2015 $624.3

INCOME BEFORE TAX (in millions)


2019 $111.0
2018 $101.5
2017 $15.2
2016 $72.7
2015 $78.1

TOTAL ASSETS (in millions)


2019 $9,936.1
2018 $7,824.7
2017 $6,243.4
2016 $5,950.3
2015 $5,070.0

STOCKHOLDERS' EQUITY (in millions)


2019 $594.2
2018 $505.3
2017 $449.9
2016 $433.8
2015 $397.1

NET ASSET VALUE PER SHARE


2019 $31.15
2018 $26.72
2017 $24.02
2016 $23.56
2015 $21.11

(IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)	2019	2018	2017	2016	2015
Operating revenues	$ 1,106.1	$ 975.8	$ 784.0	$ 671.0	$ 624.3
Transaction-based clearing expenses	183.5	179.7	136.3	129.9	122.7
Introducing broker commissions	114.7	133.8	113.0	68.9	52.7
Interest expense	154.7	80.7	42.1	28.3	17.1
Net operating revenues	**653.2**	**581.6**	**492.6**	**443.9**	**431.8**
Compensation and other expenses:					
Compensation and benefits	393.1	337.7	295.7	263.9	251.1
Trading systems and market information	38.8	34.7	34.4	28.0	23.5
Occupancy and equipment rental	19.4	16.5	15.2	13.3	13.5
Professional fees	21.0	18.1	15.2	14.0	12.5
Travel and business development	16.2	13.8	13.3	11.5	10.5
Non-trading technology and support	20.1	13.9	11.6	7.1	4.7
Depreciation and amortization	14.0	11.6	9.8	8.2	7.2
Communications	6.6	5.4	5.0	4.7	4.6
Bad debts	2.5	3.1	4.3	4.4	7.3
(Recovery) bad debt on physical coal	(12.4)	1.0	47.0	—	—
Other	28.4	26.3	25.9	22.3	18.8
Total compensation and other expenses	**547.7**	**482.1**	**477.4**	**377.4**	**353.7**
Other gains	5.5	2.0	—	6.2	—
Income before tax	111.0	101.5	15.2	72.7	78.1
Income tax expense	25.9	46.0	8.8	18.0	22.4
Net income	**$ 85.1**	**$ 55.5**	**$ 6.4**	**$ 54.7**	**$ 55.7**
Earnings per share:					
Basic	$ 4.46	$ 2.93	$ 0.32	$ 2.94	$ 2.94
Diluted	$ 4.39	$ 2.87	$ 0.31	$ 2.90	$ 2.87
Number of shares:					
Basic	18,738,905	18,549,011	18,395,987	18,410,561	18,525,374
Diluted	19,014,395	18,934,830	18,687,354	18,625,372	18,932,235
Selected Balance Sheet Information:					
Total assets	$9,936.1	$7,824.7	$6,243.4	$5,950.3	$5,070.0
Lenders under loans	$ 202.3	$ 355.2	$ 230.2	$ 182.8	$ 41.6
Senior secured term loan, net	$167.6	—	—	—	—
Senior unsecured notes	—	—	—	$ 45.5	$ 45.5
Stockholders' equity	$ 594.2	$ 505.3	$ 449.9	$ 433.8	$ 397.1
Other Data:					
Return on average stockholders' equity	15.5%	11.6%	1.5%	13.2%	15.0%
Employees, end of period	2,012	1,701	1,607	1,464	1,231
Compensation and benefits as a percentage of operating revenues	35.5%	34.6%	37.7%	39.3%	40.2%

VISION & PHILOSOPHY

In 2003, the current management team reconfigured the company as a provider of financial services focused on under-served clients in niche markets. We started out with 10 people and less than $10 million in equity – but also with the conviction that relentless effort and execution, a clear focus on providing great service and value for our clients, and a commitment to doing the right thing, rather than the easy thing, would enable us to build a credible and recognized global financial franchise.

Since then, we have focused on harnessing the remarkable power of compounding on our shareholder capital to become a bigger and more valuable business. This approach also enables us to create our own capital runway for growth – making us less dependent on the capital markets and allowing us to be flexible and opportunistic when we do seek capital.

Ironically, the great financial crisis of 2008 created unexpected opportunities for us to accelerate our growth. In the face of a more rigorous and complex regulatory framework, we decided to invest in retaining our broad capabilities to better serve our clients, while many of our competitors withdrew from markets and narrowed their offerings. When these regulatory and related capital pressures forced consolidation amongst smaller players, we became an opportunistic consolidator – and at valuations that allowed us to keep compounding our book value without the need to incur undue amounts of goodwill.

Over the last 16 years, our steady, determined and disciplined approach has helped us achieve our compounding strategy, with shareholder capital increasing at a compound annual growth rate of 30%, off the back of revenues that grew at a 34% compound annual growth rate (C.A.G.R.). These growth rates declined into the mid-20% range as we became larger and as the aftermath of the financial crises provided some significant headwinds, but despite these headwinds, we believe that we were still positive outliers in our industry in terms of performance.

Today, we offer a financial platform that connects our clients to virtually every financial market globally. This includes 36 derivatives exchanges, markets for securities and foreign exchange in virtually every country, and numerous liquidity venues for swaps and bi-lateral trades. In addition to execution of financial trades, we also provide post-trade settlement, clearing and custody services. This is a unique product suite outside of the bulge-bracket banks, and it creates "sticky" relationships with our clients. Through these relationships, we help our clients access market liquidity, manage risk and maximize profits.

Increasingly, our ability to help clients access a broad array of financial products and markets with our combination of high-touch service and leading technology platforms is setting us apart from our peers and driving client acquisition.

Our revenue stream is diversified by asset class, client type and geography, with a significant portion of recurring revenue derived from monetizing client balances in the form of consistent and predictable interest and fee earnings on the float.

Our businesses are supported by our global infrastructure of regulated operating subsidiaries, our advanced technology platforms and our team of more than 2,000 employees (as of September 30, 2019).

1924

Saul Stone, a door-to-door egg wholesaler, formed Saul Stone and Company, predecessor to FCStone.

1930

In the 1930's, Saul Stone and Company became one of the first clearing members of the Chicago Mercantile Exchange (CME).

1970

In the early 1970's, Saul Stone and Company became one of the major innovators on the CME's International Monetary Market, bringing financial futures to the forefront of the industry.

1978

A new entity called Farmers Commodities Corporation was formed to accommodate the grain hedging brokerage services.

1981

International Assets was established as an internationally focused boutique brokerage firm.

INTL Growth (US$ millions)

Operating Revenue — Book Value of Equity

Metric	Compound Annual Growth Rate	
	2003-2019	2008-2019
Operating Revenue	33.6%	22.9%
Book Value of Equity	29.7%	20.7%



$1,200
$1,000
$800
$600
$400
$200
--
$1,106.1
$594.2
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019

1983

Farmers Commodities Corporation (FCC) became a clearing member of the Kansas City Board of Trade in 1983 and in 1985 purchased its first seat on the Chicago Board of Trade.

1994

International Assets was listed on NASDAQ.

2000

FCC acquired Saul Stone and Company to become one of the nation's largest commercial grain brokerage firms.

2003

Current management team takes control of International Assets with a strategy to focus on wholesale execution.

2004

International Assets acquired global payments business Global Currencies, thereby establishing a London office.

2007

International Assets acquired Gainvest group in South America, specializing in asset management and asset backed securities.

BY THE NUMBERS

$594.2 Million Stockholders' Equity

Access to 36 Global Exchanges

$352.6 Billion FX Prime Brokerage

1.8 Million OTC Contracts Traded

$85 Million Net Income

370 Million Gold Equivalent Ounces Traded

$2.1 Billion Average Customer Equity

$150 Billion Equity Market Making

Offer Global Payments into ~170 Countries

Managing Business in 130+ Countries

129 Million Exchange Contracts Traded

More than 2,000 Employees Globally

$1.1 Billion Operating Revenue

2007

FCStone acquired Chicago-based Downes-O'Neill, dairy specialists.

2008

FCStone acquired Nashville-based Globecot, cotton specialists.

2009

International Assets Holding Corporation and FCStone Group, Inc. merged.

2010

Risk Management Incorporated, energy risk management specialists, was acquired by the newly merged company.

2010

The Company acquired Hanley Group companies to expand the group's OTC trading business.

2010

The Company acquired the futures division of Hencorp, coffee, cocoa and sugar specialists.

SHARE PRICE OVER 16 YEARS



$60
$50
$40
$30
$20
$10
0
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019

2011

International Assets Holding Corporation changed name to INTL FCStone Inc.

2011

Ambrian Commodities Limited ("ACL"), was acquired to provide commodities execution capabilities in the key LME market.

2011

The Company acquired the business of the Metals Division of MF Global and upgraded to LME Category One ring dealing membership.

2012

The Company acquired TRX Futures Ltd., a London-based brokerage and clearing firm for commercial coffee and cocoa customers that also offers energy and financial products.

2012

Online news and analysis subscription service Commodity Network is launched.

2012

The institutional accounts of Tradewire Securities, LLC. are acquired.

In fiscal 2019, record results across many of our businesses helped us to achieve shareholder return on equity of 15.5% and fully diluted earnings per share of $4.39. These results and those for operating revenues and net income together represent one of our best performances for any year since the current management team refocused the company in 2003. Based on these results, we continue to believe that we are providing our shareholders with best-in-class performance within the financial services industry.

The fact that this record performance came amid market conditions that were somewhat less favorable this year, as compared to last year, fills me with even more optimism and demonstrates the wisdom and resilience of our business model and our strategy.

Such resilience will likely prove valuable in the coming year. The outlook for interest rates remains uncertain as key rates have either stalled or slid backward compared with their trajectories in 2018. In addition, the socio-economic and political climate remains relatively roiled by uncertainties driven by persistent trade disputes, tariffs, the ongoing Brexit process and its implications for global trade, and the combination of impeachment proceedings and 2020 election campaigning in the U.S.

Indeed, despite changing and challenging macro and micro environments, we demonstrated our ability to prosper and grow, and also in recent years to approach or achieve our annual target return on equity of 15%. Since 2003, your business has increased its book value at a compound annual growth rate of approximately 30%. That track record speaks for itself.

INTL FCStone Inc. is now truly global and can trade, clear and provide custodial services to our clients across the full product suite of financial transactions – both on global exchanges and on its OTC platforms. To support activity on this comprehensive financial network, we are aggressively developing our digital platforms so that we can have a direct interface with our clients, as well as enhance the operational leverage inherent therein. In a world of disruptive technology, we are making a concerted effort to be both proactive and self-disrupting.

Regarding mergers and acquisitions, we remained active during fiscal 2019. In particular, I will highlight our acquisition of the commodity futures and options business of UOB (a prime Singapore bank). For a reasonable price, we've positioned ourselves to achieve growth both immediately via the addition to the company of approximately 300 client accounts, as well as in the long-term organically as we now have a significant presence in the growing and dynamic Asia-Pacific region. In some ways, this opportunity reminds me of the success we've achieved with our Global Payments division. It began in 2004 as a relatively modest acquisition of less than $6 million, but in a market poised for significant growth. Since that time, we've been able to grow it into a business generating annual net operating revenues of more than $100 million. It is now an automated network serving our bank, nongovernmental organization and commercial customers worldwide.

2013	2013	2013	2014	2015	2015	2016
INTL FCStone Markets LLC registers as a swap dealer.	The Company exits its physical base metals business.	Accounts of First American Capital and Trading Corp. acquired, adding correspondent clearing service capabilities.	The Company completes the consolidation of its two UK subsidiaries, INTL FCStone Ltd and INTL Global Currencies Ltd.	The Company completes the acquisition of G.X. Clarke & Co., an institutional dealer in U.S. government securities, federal agency and mortgage-backed securities.	INTL FCStone Inc. consolidates its securities, rates and FCM businesses into INTL FCStone Financial Inc.	The Company completes acquisition of the correspondent securities clearing business and independent wealth management business from Sterne Agee, LLC.

Nothing in any business happens without a sale, so organically, and via the strengths of our digital platforms and global reach, we are mobilizing all of our front-office employees to expand our market share, both by cross-selling our continually expanding capabilities to existing customers and by leveraging those capabilities aggressively to acquire new customers. Both of these sales initiatives require close coordination and a shared commitment at every level of our organization, and continue to show concrete results and upward trends moving forward.

Liquidity is the lifeblood of our company, and I am proud that we have not only maintained the support of our existing banks, but have also added several new banks to our parent credit facility, which we have increased this year to just under $400 million. This, together with dedicated bank lines at various of our operating companies, provides us with a solid source of liquidity as we grow our businesses.

Within this context of record results and very real opportunities, I would be remiss as your chairman if I did not address the present disparity between our performance and our valuation as a company. As a company founded and managed by shareholders for shareholders, we remain focused on prioritizing value generation for shareholders above nearly every other consideration. For this reason, we are taking a fresh look at how we communicate our strategy and our performance to the marketplace with the goal of aligning our valuation more fairly with our performance and our opportunities for growth.

The strength of our management team provides another reason for optimism and a compelling part of our value proposition for investors. For the year, we managed to steer clear of any significant reversals, which are so often part of doing business in volatile markets. Of course, fortune is always a factor in such matters, but so are strong controls and a balanced approach to risk. Instead, we made significant progress toward our promise to shareholders to pursue all means for recovering losses incurred by our physical coal business in Singapore in 2017. This past year, we were able to recover $12.4 million in losses related to that business – almost entirely due to the hard work of our in-house legal team.

More than anything, the story of this company is one of growth. Since 2002, your company has grown operating revenue from $5.2 million to $1,106.1 million and net income from a loss of $300,000 to a profit of $85.1 million this year. Over the same period, shareholder equity has grown from $4.3 million to $594.2 million.

For all of the reasons outlined above, I have never been more optimistic about our ability to deliver value to you, our shareholders – now and over the long term. My thanks go to you for your continued confidence and support, and to our employees and service providers for all of the value they bring to our efforts each day.

JOHN RADZIWILL
Chairman

2016	2017	2018	2018	2018	2019
The Company agrees to acquire the London-based EMEA oils business of ICAP plc, expanding the Company's global energy capabilities.	The company re-launches the former independent wealth advisory service of Sterne Agee LLC as SA Stone Wealth Management Inc.	The Company bolsters its Global Payments offering by acquiring the SWIFT Service Bureau of PayCommerce.	The Company secures a post-Brexit footprint in the EU by acquiring Luxembourg-based Carl Kliem SA.	INTL FCStone expands its institutional offering with the acquisition of US-based broker-dealer GMP Securities LLC (formerly Miller Tabak Roberts).	The company acquires the futures and options brokerage business of Singapore-based UOB and becomes a fully regulated FCM in the Asia-Pacific region.

We operate a financial platform that connects more than 30,000 commercial and institutional clients and more than 125,000 retail clients with 36 derivative exchanges, more than 170 foreign exchange markets, virtually every global securities marketplace, and numerous bi-lateral liquidity venues – enabling our clients to execute trades electronically or via "high touch" service in almost every asset class. In addition, we have bundled our execution capabilities with post-trade clearing, settlement and custody services that allow us to add value through the entire lifecycle of the trade.

Clearing, settlement and custody is an essential part of the market structure because it allows clients to execute trades with exchanges or counterparties. We act as a guarantor for our client's obligations; otherwise they would not be able to trade in this way. This essential and critical function requires significant capital and infrastructure on our part, but creates "sticky," lasting relationships with our clients. This capability has become increasingly valuable due to consolidation in the financial services industry. Within this context, we have positioned ourselves uniquely to provide companies in the mid-market space with a unique level of market access traditionally available only through large banks while offering a level of service more typical of a boutique firm.

We monetize our business platform by charging commissions or spreads when clients access markets through our platform. Market volatility drives activity and trade volumes in the short term, while we steadily grow our client footprint over the long term by increasing sales, and by adding new business lines both through hiring experienced professionals and their teams and through acquisitions of established businesses. In addition, our clearing and custody activities create client balances that we monetize in the form of float. Thus, our revenue depends on the trio of volatility, interest rates and our ability to grow our client base.

Our success in pursuing this model within the context of industry consolidation has created a unique opportunity for us to become a best-in-class financial franchise offering execution (both high-touch and electronic), clearing, settlement and custody services in most asset classes and markets around the world.

Our key financial objective is to compound our capital at a rate of 15%, which implies a similar growth trajectory. To achieve this objective, we need to run a resilient and growing business despite the inherently cyclical nature of the markets we operate in.

We focus on mitigating exposure to market risk, ensuring adequate liquidity to maintain our daily operations and making non-interest expenses variable, to the greatest extent possible. Our strategy is to employ a centralized and disciplined process for capital allocation, risk management and cost control, while delegating the execution of strategic objectives and day-to-day management to our experienced professionals. This requires high-quality managers, a clear communication of performance objectives, and strong financial and compliance controls. We believe this strategy will enable us to build a more scalable and significantly larger organization that still embraces an entrepreneurial approach to business, supported and underpinned by the highly disciplined management and strong controls mentioned above.

Management's priority is to remain intently focused on our goal of becoming a best-in-class financial franchise by relentlessly pursuing the following objectives:

- Increasing the value of our financial platform by adding new products, capabilities, markets and liquidity venues for our clients. This can be done either organically or through disciplined acquisition, to make us a financial franchise of choice for commercial and institutional clients looking to access markets with efficient execution as well as post trade clearing, settlement and custody services.

- Expanding into client segments and geographies where we are under-represented, by acquiring suitable talent through recruitment or disciplined acquisition of teams. This requires efficient "on-ramps" to our financial platform that are both cost effective for us as well as compelling from a client engagement perspective.

- More tightly integrating our offerings, platforms, marketing strategy and client experience in order to make the relationship more meaningful for the customer, "stickier" for the company, and more valuable to us both.
- Increasing the digitization of our platform by investing in client-facing technology – through an efficient mix of proprietary and industry-standard platforms to better leverage our intellectual capital in driving revenue growth and providing customers easier and more efficient access to our products and services.
- Create a scalable execution and clearing infrastructure where costs per transaction are decreasing in absolute terms.
- Robust environment to dynamically allocate capital and resources to create maximum long-term value for shareholders.
- Multi-layered risk management to ensure that we achieve the best risk-adjusted return for our business.

Within this framework, we have set out some simple but effective key performance indicators to monitor our strategic progress and hold ourselves accountable to our goals. We take a long-term approach, so all of these indicators focus on long-term performance. This means that we may underperform during adverse market cycles, or outperform our goals when conditions are favorable.

Product Diversification & Client Footprint Expansion
Target: Grow client footprint while maintaining income diversity

TARGET: MET

RATIONALE:
Protects the bottom line against inherent cyclicality in individual markets.

ANALYSIS:
Consistent income growth across all segments.



Segment Income
Commercial Hedging
Global Payments
Securities
Physical Commodities
Clearing & Execution Services
2015
46%
23%
22%
3%
7%
2019
33%
22%
16%
12%
18%

Compounding Capital

Target: Annual shareholder return on equity of 15%

TARGET: MET

RATIONALE:

Implies growing our net earnings by a similar amount annually as our retained earnings grow.

ANALYSIS:

15.5% ROE, 13.4% adjusted ROE.[1]


ROE and Adjusted ROE(1)
ROE
Adjusted ROE
20.0%
15.0%
10.0%
5.0%
0.0%
2015
2016
2017
2018
2019

(1) A reconciliation between GAAP and non-GAAP amounts shown is provided in Appendix A.

Intellectual Capital

Target: 5%-10% organic growth in revenue production talent

TARGET: MET

RATIONALE:

When building a business based on sticky, long term and meaningful value-added relationships with clients, people and intellectual capital matter.

ANALYSIS:

Front office staff growth to 820, percent change of +22%.


Number of Front Office Staff
850
800
750
700
650
600
550
500
450
400
350
300
2015
2016
2017
2018
2019

Efficiency in Driving Revenue Growth

Target: Minimum return per front office producer of $1 million per annum

TARGET: MET

RATIONALE:

Measures productivity and efficiency in driving revenue through use of technology, leveraging existing client relationships and expanding our products and capabilities.

ANALYSIS:

At $1.35M per head, which exceeds goal but represents a modest decline from 2018.



Revenue Per Front Office Head
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
2015
2016
2017
2018
2019

Efficient and Scalable Infrastructure

Target: Number of Revenue-producing staff is 50% of total staff

TARGET: NOT MET

RATIONALE:

Encourages us to control support and infrastructure costs and drive efficiencies with technology.

ANALYSIS:

41% in 2019.



Front Office Percentage of Total Staff
45.0%
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
2015
2016
2017
2018
2019

Flexible Cost Structure
Target: >50% of our total costs variable to revenue

TARGET: MET

RATIONALE:
A resilient business model with a highly flexible cost structure helps us protect our bottom line from the inherent cyclicality of the markets.

ANALYSIS:
61% variable cost in 2019.


Variable Cost Ratio
70%
60%
50%
40%
30%
20%
10%
0%
2015
2016
2017
2018
2019

Compensation Ratio
Target: Total compensation to operating revenue ratio of <40%

TARGET: MET

RATIONALE:
Ensure that overall compensation cost is proportional to the return shareholders require for supporting the costs, capital and risks associated with our platform.

ANALYSIS:
36% compensation to operating revenue.


Compensation to Operating Revenue
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
2015
2016
2017
2018
2019

Risk Metrics – De Minimus Directional Risk and Consistent Revenue

Target: Consistently profitable daily revenue on a marked-to-market basis

TARGET: MET

RATIONALE:

Acting as a facilitator to our clients in accessing the global trading markets while taking minimal directional risk to ensure stable, consistent revenues.



Marked-to-Market Revenue
Number of Days
160
140
120
100
80
60
40
20
0
3
13
49
95
156
153
143
82
44
28
$0 to $500
$500 to $1,000
$1,000 to $1,500
$1,500 to $2,000
$2,000 to $2,500
$2,500 to $3,000
$3,000 to $3,500
$3,500 tp $4,000
$4,000 to $4,500
>$4,500
Daily Revenues ($000's)

Risk Metrics – Bad Debt Expense

Target: Bad debt <1% of annual operating income

TARGET: MET

RATIONALE:

Calibrate our risk tolerance to avoid catastrophic losses that would impede our ability to function normally; ensure that bad debt is proportional to our annual operating revenue and earnings.



Bad Debt, excluding Coal(1)
Bad debt, excluding physical coal
As a % of Operating Revenues
Millions
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
-
1.4%
1.2%
1.0%
0.8%
0.8%
0.6%
0.4%
0.2%
0.0%
2015
2016
2017
2018
2019

(1) In fiscal 2017 and 2018, bad debt excludes bad debt on physical coal of $47.0 million and $1.0 million, respectively. In fiscal 2019, bad debt excludes recoveries on bad debt on physical coal of $12.4 million.

2019 was the best year in our 16-year history across the board, as nearly every one of our segments achieved individual performance records – expanding both the depth and breadth of our franchise as a result. Net operating revenue exceeded $1 billion, and shareholder funds now approach $600 million, with net earnings of $85 million.

Operating revenues increased 13% over the prior year to $1.1 billion while total expenses grew 14% to $547 million. Net earnings increased 53% to $85.1 million, driven by increased operating revenues and lower taxes. (The prior year was impacted by Tax Reform in the US). Diluted earnings per share were a record $4.39, up 53% over the prior year. We acheived a 15.5% ROE (return on equity), which exceeds our long-term target of 15%. By this measure we believe that we have comfortably outperformed our peer group and our industry.

During the year we saw income growth in all our segments – leading to overall growth in segment income of 17% over the prior year. This was despite a less favorable market environment than in 2018, with volatility generally lower and interest rates in the US declining. These macro factors were offset by strong organic growth in our business as a result of continuing industry consolidation and regulatory changes, primarily in the UK and Europe, which led to some competitors withdrawing from certain areas.

Our business performs best when we have moderate volatility and can earn a carry on our customer float. Volatility can increase risks for hedgers and provides money-making opportunities for speculators, so moderately higher volatility drives more activity over our platform from both types of clients. Volatility is still generally low historically and is likely to continue until central banks withdraw from stimulus and the markets normalize.

We continue to invest in our business through acquisitions and organic growth initiatives, and we see evidence of our increased market share in our ability to grow both revenue and transactional volumes at rates that exceed the industry's growth rate. All of this has enabled us to earn increasing recognition and respect in our markets from clients, talent and competitors.

As the trend toward industry consolidation persists, we continue to take a patient and disciplined approach to acquisitions, and our criteria remain the same: a good cultural fit (client first), clear strategic value in the form of either client relationships or added capabilities and the ability to be financially accretive quickly. We pair this approach with the pursuit of organic growth via prudent investments in expanding our capabilities and footprint where possible. Notable examples of both approaches from the past year:

- In the first quarter, we closed the acquisition of Carl Kliem S.A., an independent interdealer broker based in Luxembourg (a leading European financial hub), which provides foreign exchange, interest rate and fixed income products to a diverse, institutional client base across the European Union. Carl Kliem S.A. (now INTL FCStone Europe S.A.) brings more than 400 active institutional clients to our platform and adds approximately 40 people to our team. Among other benefits, this acquisition provided us with an effective way to deal with Brexit contingencies and house all of our Europe-based employees and clients within a fully EU-regulated business. Brexit has been a long and confusing process, but we are now well placed to pick up clients and opportunities from others who were not able to position themselves to serve EU-based clients in the same ways, post-Brexit.

- Early in the second quarter we closed the acquisition of GMP Securities (formerly Miller Tabak Roberts, LLC), which brought more than 2,400 institutional client relationships to our platform, along with 50 professionals, as well as deep product knowledge in high yield, convertible and emerging market debt. This acquisition adds more breadth and depth to our existing fixed income product suite and enhances both our offering and relevance to institutional clients.

- As part of our long-standing commitment to serving the global precious metals markets, we acquired CoinInvest in March. As a leading European online provider of gold, silver, platinum, and palladium products to private individuals, institutional investors and financial advisors, CoinInvest significantly expands our offering by enabling our clients to purchase physical gold and other precious metals, in multiple forms, and in denominations of their choice, to add to their investment portfolios. By developing and investing in technologies that change how precious metals are traded, we continue to build a unique global franchise that delivers client solutions throughout every part of the precious metals lifecycle, from mine site to the private investor.
- Also in March, we announced the acquisition of Singapore-based UOB's futures and options brokerage and clearing business, with the deal closing shortly after year's end. This required a significant upgrade of our Asia-Pacific presence, as we scaled up from a sales office to a fully regulated FCM in Singapore with an additional 50 staff and more than 300 institutional clients. This acquisition has given us critical mass in the Asia-Pacific region, provides us access to a solid and reputable client base, and enhances our global product offering as a one-stop solution for all our customers' market access needs for listed derivatives globally.
- In April, we launched a prime brokerage division to leverage the existing capabilities in securities clearing and custody that we currently offer to introducing broker dealers. Headed by a proven and experienced team based in Atlanta, this group offers multi-asset prime brokerage, execution, outsourced trading, custody, and both self-clearing and introduced clearing services for hedge funds, mutual funds, and family offices. To accelerate the build-out of this offering, we acquired Fillmore Advisors, LLC, a leading provider of outsourced trading solutions and operational consulting to institutional asset managers, in September.
- We also acquired an outsourced I.T. development consulting firm in Bangalore, India. This consulting firm was almost exclusively serving our company, so there was no material impact, but now we are able to leverage technology expertise in India to serve all of our business lines at lower costs and with faster delivery. This is especially relevant given our strategic priority to digitize our financial platform.
- We established a wholly owned subsidiary in Canada and became a member of the Investment Industry Regulatory Organization of Canada ("IIROC") allowing us to offer exchange traded products to clients throughout Canada. This membership allows to us to offer a broad array of risk management tools to commercial and institutional organizations in Canada.
- We amended our senior secured credit facility, extending the maturity through February 2022 and increasing the size of the facility to $350 million, composed of $175 million revolving credit facility and $175 million Term Loan facility. After year's end, this facility was further increased by $45 million.

Our disciplined approach often results in modest purchase prices for our acquisitions, but they also involve some element of cash-burn and require us to absorb restructuring charges through the income statement. We acknowledge this reality and remain focused on economic value over short term accounting impact. The acquisitions we've concluded over the past fiscal and calendar years, along with our organic growth initiatives during this same period, incurred losses of approximately $10 million in our 2019 results. In aggregate, we believe these initiatives will be earnings-neutral in the next couple of quarters, and will be earnings-positive for the 2020 fiscal year and thereafter. As such, we believe that these are modest and low-risk investments in the growth and expansion of our franchise.

PERFORMANCE BY CLIENT TYPE

We believe that our clients value us for our client-centric culture and service-oriented approach, our expertise and flexibility, our global reach, our ability to provide access to liquidity in hard-to-reach markets, and our status as a well-capitalized and regulated organization. Broadly speaking, we categorize our clients as one of three types: commercial, institutional and payments.

Commercial Clients

Our commercial clients are businesses (typically from outside the financial services sector) that come to us for help in managing risks to their business operations that arise from volatility in commodity prices, foreign exchange rates and interest rates. Volatility in these areas can reduce their margins on the products they sell, constrain cash flow, and make it difficult to raise capital, service existing debt and/or plan strategically for the future.

We serve these clients via a high-touch advisory offering that helps them identify their exposure to market risks; develop plans to manage those risks via financial instruments such as exchange-traded futures and options and over-the-counter (OTC) swaps and structured products; and help them execute those plans by providing access to the necessary financial exchanges, trading partners and other liquidity sources, and by providing post-trade clearing services.

- COMMODITY PRODUCERS
- WHOLESALERS
- CORPORATIONS
- MERCHANTS
- GRAIN ELEVATORS
- MERCHANDISERS
- IMPORTERS/EXPORTERS
- INTRODUCING BROKERS
- END USERS

We also have the ability in select agricultural and metals markets to help these clients buy or sell physical commodities or by-products, and to arrange logistics support and financing. As part of this offering, we can also offer embedded risk management programs in physical contracts to enable clients to bypass the accounting complexities involved in using derivatives.

This combination of services is exceptionally rare – if not unmatched – in the marketplace, especially for mid-sized companies. Through us, clients can access nearly every global financial market, manage risk via highly customizable OTC structured products typically available only through large banks, and take advantage of cutting-edge technology platforms – all with the option of high-touch service more typically associated with smaller boutique firms. Our ability to offer all of this through one provider experience creates the kind of "sticky" relationships that encourage loyalty from clients and create annuity-type revenue streams for us.

We serve our commercial clients primarily through our Commercial Hedging and Physical Commodities segments. As such, aggregate net operating revenue from commercial clients in fiscal 2019 was $292.8 million, an increase of 8% over the prior year. This was due in part to stronger performance within Commercial Hedging in the grains and OTC markets, and due to increased volume on our first-of-its-kind physical gold platform (PMXecute+). Together these segments constituted approximately 44% of total net operating revenue.

Aggregate segment income from our commercial clients in fiscal 2019 was $138.1 million (up 22% - aided by our recovery of bad debt on physical coal) and constituted approximately 45% of total net segment income.

Institutional Clients

Our institutional clients are primarily financial institutions, professional traders and investment professionals that trade or invest on their own behalf or on behalf of their clients. They depend on us primarily for efficient access to markets and other sources of liquidity, as well as for post-trade services.

Through our platform, we connect these clients with 36 derivatives exchanges, markets for securities and foreign exchange in virtually every country, and numerous liquidity venues for swaps and bi-lateral trades. In addition to execution of financial trades, we also provide post-trade settlement, clearing and custody services – including correspondent clearing for our network of 450+ wealth advisors and the 125,000+ retail clients they serve.

- PROFESSIONAL TRADERS
- FUNDS
- INSTITUTIONAL MONEY MANAGERS
- COMMERCIAL BANK TRUST AND INVESTMENT DEPARTMENTS
- BROKER-DEALERS
- INSURANCE COMPANIES
- INTRODUCING BROKER DEALERS AND THEIR CLIENTS

The breadth of products for which we can offer market access, liquidity via market making, and value-added expertise is a key differentiator for us among this client base. We provide agency execution as well as commit firm capital where necessary to ensure efficient execution for our clients across domestic and foreign stocks, ETFs, equity options, treasuries, agencies, mortgage-backed securities, and municipal bonds, as well as high-grade and high-yield corporate bonds, emerging market issuers, convertible bonds and SPACs. We also offer a suite of prime brokerage services, and voice brokerage for oil products in the EMEA region.

In addition to breadth across products, we are also increasing our advantage in delivering value to institutional clients via our electronic platforms. These include StoneX Trader, a powerful and highly customizable tool for professional traders, and StoneX Select, which helps firms optimize their algorithmic trading performance. For our Principal Equities customers, we offer a revolutionary OTC algorithmic trading suite and a guaranteed market-on-close (GMOC) matching engine that features NMS-style closing cross matching, and just this year launched a smart order routing platform for cross-border trading of Canadian stocks (Maple®) that includes a real-time, interactive transaction cost analysis tool.

We serve our institutional clients primarily through our Securities and Clearing and Execution segments. Aggregate net operating revenue from our institutional clients in fiscal 2019 was $264.2 million. This aggregate revenue was up 22% for the year, driven in part within the Securities segment by strong revenue growth achieved by our Equity Capital Markets (highlighted by gains in our conduit securities lending) and Debt Capital Markets groups. Together these two segments constituted approximately 40% of total net operating revenue.

Aggregate segment income from our institutional clients in fiscal 2019 was $101.5 million. This aggregate segment income was up 14% for the year and constituted around 33% of total segment income.

Payments Clients

Our payments clients are typically businesses, institutions and organizations that need to transfer funds quickly, efficiently and reliably across international borders – especially within the developing world. Increasing globalization and the growth of international trade continue to drive the need for our clients to make such payments while the lack of transparency regarding fees and exchange rates and of systemic regulation within destination countries can make it problematic to do so. We solve these problems by offering competitive and transparent pricing in approximately 140 currencies, which we believe is more than any other payments solution provider.

- BANKS
- COMMERCIAL BUSINESSES
- CHARITIES
- GOVERNMENTS
- NONGOVERNMENTAL ORGANIZATIONS

We've created a number of critical advantages for serving our clients in this space. First, our proprietary FXecute payments platform is one of the first FIX-enabled offerings for payments into non-G20 currencies. FIX functionality allows clients to view real-time market rates for various currencies, execute and manage orders in real-time, and view the status of their payments through an easy-to-use portal. Second, we have developed hard-to-replicate knowledge and relationship networks with local correspondent banks and other partners that help us provide highly reliable service along with competitive rates. Third, we are members of the Society for Worldwide Interbank Financial Telecommunication ("SWIFT"), which allows us to offer our services to large money centers and global banks, and we operate a SWIFT-accredited service bureau that helps organizations adopt and manage the protocols required for using SWIFT.

Net operating revenue from our Global Payments business was $107 million, up 14% for the year and constituted approximately 16% of total net operating revenue. Segment income was $66.1 million, up 11% for the year and constituted around 22% of total segment income. This performance was primarily driven by growth in payments made and an increase in the average revenue per payment compared to fiscal 2018.

	COMMERCIAL		INSTITUTIONAL		PAYMENTS
	Commercial Hedging	Physical Commodities	Clearing & Execution	Securities	Global Payments
Net operating revenue (change 2019)	$236.5M (+4%)	$56.3M (+26%)	$133.2M (+9%)	$131.0M (+38%)	$107.0M (+14%)
% of total	44%		40%		16%
Net segment income (change 2019)	$100.1M (+4%)	$38.0M (+129%)	$54.1M (+12%)	$47.4M (+16%)	$66.1M (+11%)
% of total	45%		33%		22%

LOOKING AHEAD

Our core business performed well during 2019, despite slightly less favorable conditions, demonstrating both the resilience and the earnings power of our business model. Our financial results achieved records in almost every respect and our ROE was 15.5%. This exceeds our long-term target of 15% and we believe it is a best-in-class performance within our industry and relative to our peers.

Over the last 10 years, we expanded our capabilities and products and now have a unique financial platform that connects clients to virtually every financial marketplace in the world, and that offers a bundled execution and clearing service that can be matched only by bulge-bracket banks. We believe that we are increasingly recognized as the mid-market financial franchise of choice amongst commercial and institutional clients looking for global market access. The "sticky" client relationships that result from our platform increase clearing and execution revenues while also growing our customer balances, or float.

After growing our capabilities and our customer base in recent years through acquisitions and organic growth, we continue to focus on upgrading and more tightly integrating our offerings, platforms, marketing strategy and client experience. We believe this is necessary to achieving our goal of becoming a truly best-in-class global financial franchise. We believe our unique and increasingly scalable platform will enable us to grow our existing market share and pursue new market segments as they come into play.

To further accelerate our growth, we are investing significantly in digitizing our financial platform in order to provide clients with an easier and more intuitive interface for accessing their chosen markets. This will not only result in better client engagement but will also drive down our delivery costs and allow us to scale up our business globally without being constrained by physical infrastructure. For more than three years now, we have been investing resources and putting in the core foundational work to make this a reality. Some examples of the components that we already have in place include:

- a market-leading, online precious metals trading platform for both financial and physical trading
- an online platform for constructing complex structured OTC products, with the ability to "stress test" them under theoretical market scenarios and request real-time price indications.
- algorithmic-based trading platforms in foreign equities and foreign exchange
- a digital platform for all of our market intelligence that enables us to track usage

Our challenge now is to integrate these more seamlessly to provide each of our clients with digital access to all of our products and capabilities through one interface in real time. Success here will not come quickly or easily, but it can eventually propel us to our objective of being a leading global financial franchise. That's why we believe that this is truly an exciting time for our company.

On behalf of the executive management team, I want to thank all of our colleagues for their exceptional contributions during this productive year, our Board and advisors for their guidance, our bankers for their financial support, and our stockholders for entrusting their capital to us.

SEAN M. O'CONNOR
Chief Executive Officer

Corporate Governance Statement

The Company is committed to high standards of corporate governance and has put in place a framework that fosters good governance, is practical for a company of our size and satisfies our current listing and regulatory requirements. The Company has instituted a Code of Ethics that demands honest and ethical conduct from all employees. Specific topics covered are conflicts of interest, fair dealing, compliance with regulations and accurate financial reporting.

Executives

The roles of Chairman and CEO are split. The CEO and CFO make all necessary representations to satisfy regulatory and listing requirements. Executive compensation is determined by a Compensation Committee composed exclusively of independent directors.

Board Of Directors

The Company has a Board of Directors consisting of one executive, one non-independent, and seven non-executive directors, all seven of whom are independent. The Chairman is a non-executive director. The Board oversees the strategy, finances, operations and regulatory compliance of the Company through regular quarterly meetings and additional special meetings when required. The non-executive directors regularly meet independently of the executive and non-independent directors. The Nominating & Governance, Audit, Compensation and Risk Committees are each composed of at least three independent directors. The Audit Committee meets the SEC requirement that at least one of its members should be a financial expert.

Financial Reporting And Internal Control

The Company strives to present clear, accurate and timely financial statements. Management has a system of internal controls in place, regularly assesses the effectiveness of these controls and modifies them as necessary. Risk management is an important aspect of this system of internal controls, and the Risk Committee monitors compliance with risk policies.

Investor Relations

The Company seeks to provide accurate and timely information to stockholders and other stakeholders to facilitate a better understanding of the Company and its activities. The Company seeks to distribute such information as widely as possible through filings on Form 8-K, press releases and postings on its website, www.intlfcstone.com.

Forward-Looking Statements

This Annual Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond the Company's control, including adverse changes in economic, political and market conditions, losses from the Company's activities arising from customer or counterparty failures, changes in market conditions, the possible loss of key personnel, the impact of increasing competition, the impact of changes in government regulation, the possibility of liabilities arising from violations of laws or regulations and the impact of changes in technology on our businesses. Although the Company believes that its forward-looking statements are based upon reasonable assumptions regarding its businesses and future market conditions, there can be no assurances that the Company's actual results will not differ materially from any results expressed or implied by the Company's forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that any forward-looking statements are not guarantees of future performance.

Executive Director

Sean O'Connor
Chief Executive Officer/President

Officers

William Dunaway
Chief Financial Officer

Xuong Nguyen
Chief Operating Officer

Philip Smith
CEO – INTL FCStone Ltd

Charles Lyon
Executive Vice President
of INTL FCStone Financial Inc.

Mark Maurer
CEO – INTL FCStone Markets, LLC

Bruce Fields
Group Treasurer

Tricia Harrod
Chief Risk Officer

Aaron Schroeder
Chief Accounting Officer

David Bolte
Corporate Secretary

Non-Executive Directors

John Radziwill
Chairman
Private Investor
Company Director

Scott Branch
Retired Company President

John M. Fowler
Chairman Compensation Committee
Member Nominating & Governance Committee
Private Investor
Independent Consultant

Daryl Henze
Member Audit Committee
Member Risk Committee
Independent Consultant
Company Director

Diane Cooper
Member Audit Committee
Member Risk Committee
Company Director

Bruce Krehbiel
Chairman Risk Committee
Member Compensation Committee
Chief Executive Officer, Kanza Cooperative Association

Eric Parthemore
Chairman Nominating & Governance Committee
Member Compensation Committee
Independent Consultant

Steve Kass
Chairman Audit Committee
Member Nominating & Governance Committee
Independent Consultant

Corporate Headquarters And Stockholder Relations

155 East 44th Street, Suite 900
New York, NY 10017, USA
Tel: +1 212 485 3500

Stock Listing

The Company's common stock trades on NASDAQ under the symbol "INTL".

Company Information

To receive Company material, including additional copies of this annual report, Forms 10-K or 10-Q, or to obtain information on other matters of investor interest, please contact Group Treasurer Bruce Fields at the Stockholder Relations address or visit our website at www.intlfcstone.com.

Stock Transfer Agent And Registrar

Computershare is the transfer agent and registrar for INTL FCStone Inc. Inquiries about stockholders' accounts, address changes or certificates should be directed to Computershare.

To contact by mail:
462 South 4th Street, Suite 1600
Louisville, KY 40202

The table below presents net income as reported in accordance with Generally Accepted Accounting Principles ("GAAP"). The table below also presents a reconciliation to adjusted net income and adjusted ROE, which are non-GAAP measures.

The "adjusted" non-GAAP amounts reflect each item after removing the impacts of Tax Reform for the year ended September 30, 2018 and the bad debt (recovery) on physical coal, net of incentive recapture for the years ended September 30, 2017, 2018 and 2019. Management believes that presenting our results excluding Tax Reform and the bad debt on physical coal, net of incentive recapture is meaningful, as it increases the comparability of period-to-period results.

(in millions)	For the Year Ended				
Reconciliation of net income to adjusted non-GAAP amounts:	**September 30, 2015**	**September 30, 2016**	**September 30, 2017**	**September 30, 2018**	**September 30, 2019**
Net income, as reported (GAAP)	$ 55.7	$ 54.7	$ 6.4	$ 55.5	$ 85.1
Bad debt (recovery) on physical coal, net of incentive recapture, net of tax	-	-	39.4	1.0	(11.2)
Impact of Tax Reform	-	-	-	19.8	-
Adjusted net income (non-GAAP)	$ 55.7	$ 54.7	$ 45.8	$ 76.3	$ 73.9
Stockholders' Equity, beginning of fiscal year	$ 345.4	$ 397.1	$ 433.8	$ 449.9	$ 505.3
Stockholders' Equity, end of fiscal year	$ 397.1	$ 433.8	$ 449.9	$ 505.3	$ 594.2
Average of Stockholders' Equity	$ 371.3	$ 415.5	$ 441.9	$ 477.6	$ 549.8
Adjusted ROE	15.0%	13.2%	10.4%	16.0%	13.4%

HEADQUARTERS

New York (US)
155 East 44th Street, Suite 900
New York, NY 10017, USA
Tel: +1 212 485-3500

US OFFICES

Atlanta (GA)
+1 470 378-3398

Chicago (IL)
+1 312 780-6700

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+1 800 238-4146

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INTERNATIONAL OFFICES

Asunción (Paraguay)
+595 21 624 197

Bangalore (India)

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Frankfurt (Germany)
+49 (0)69 50 5060 4280

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+852 3469 1900

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+52 55 9171 1526

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+65 6309 1000

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Sydney (Australia)
+61 2 8094 2000

Toronto (Canada)
+1 647 475 0451

www.intlfcstone.com